APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

SoFusion Cafe, LLC
Income Statement - unaudited
For the periods ended 12-31-20

	Current Period
	12/31/2020
REVENUES	
Sales	7,669
Other Revenue	-
TOTAL REVENUES	**7,669**
COST OF GOODS SOLD	
Cost of Sales	-
TOTAL COST OF GOODS SOLD	-
GROSS PROFIT (LOSS)	7,669
OPERATING EXPENSES	
Advertising and Promotion	1,405
Car and truck expense	3,163
Depreciation	1,888
Insurance	312
Legal and Professional Services	350
Office Expense	8,750
Equipment Lease	110
Property Lease	929
Repairs and Maintenence	4,080
Office Supplies	4,720
Taxes and Licenses	653
Utilities	6,948
Other Expenses	747
TOTAL OPERATING EXPENSES	34,055
OPERATING PROFIT (LOSS)	(26,386)
INTEREST (INCOME), EXPENSE & TAXES	
Interest (Income)	-
Interest Expense	-
Income Tax Expense	-
TOTAL INTEREST (INCOME), EXPENSE & TAXES	-
NET INCOME (LOSS)	**(26,386)**

SoFusion Café'
Balance Sheet - unaudited
For the period ended April 30,2021

	Current Period	Prior Period
	30-Apr-21	30-Dec-20
ASSETS		
Current Assets:		
Cash	$ 546.00	$ -
Petty Cash	243.00	98.00
Accounts Receivables	437.00	-
Inventory	967.00	300.00
Prepaid Expenses	210.76	-
Employee Advances	-	-
Temporary Investments	-	-
Total Current Assets	2,403.76	398.00
Fixed Assets:		
Land	-	-
Buildings	-	-
Furniture and Equipment	19,000.00	17,450.00
Computer Equipment	768.00	-
Vehicles	-	-
Less: Accumulated Depreciation	-	-
Total Fixed Assets	19,768.00	17,450.00
Other Assets:		
Trademarks	-	-
Patents	-	-
Security Deposits	-	-
Other Assets	-	-
Total Other Assets	-	-
TOTAL ASSETS	$ 22,171.76	$ 17,848.00
LIABILITIES		
Current Liabilities:		
Accounts Payable	$ -	$ -
Business Credit Cards	-	-
Sales Tax Payable	-	-
Payroll Liabilities	-	-
Other Liabilities	-	-

Current Portion of Long-Term Debt		-		-
Total Current Liabilities		-		-
Long-Term Liabilities:				
Notes Payable		-		-
Mortgage Payable		-		-
Less: Current portion of Long-term debt		-		-
Total Long-Term Liabilities		-		-
EQUITY				
Capital Stock/Partner's Equity		22,171.76		17,848.00
Opening Retained Earnings		-		-
Dividends Paid/Owner's Draw		-		-
Net Income (Loss)		-		-
Total Equity		22,171.76		17,848.00
TOTAL LIABILITIES & EQUITY	$	**22,171.76**	$	**17,848.00**
Balance Sheet Check		0.00		-

I, Denise Butts, certify that:

1. The financial statements of Sofusion Cafe included in this Form are true and complete in all material respects; and
2. The tax return information of Sofusion Cafe included in this Form reflects accurately the information reported on the tax return for Sofusion Cafe for the fiscal year ended 2020 (most recently available as of the Date of this Form C).

Signature   *Denise Butts*

Name: Denise Butts

Title: Owner